FEDERATED RETURN SERIES, INC

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 22, 2011

John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED TOTAL RETURN SERIES, INC. (“Registrant”)
Federated Mortgage Fund,

1933 Act File No. 33-50773
1940 Act File No. 811-7115

Dear Mr. Grzeskiewicz:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective 56 and Amendment No. 60 submitted via EDGAR on September 26, 2011.

1.
The Registrant has revised the investment strategy discussions in its summary and statutory prospectuses in response to your comment regarding the duration of the fund and the Barclays Capital Mortgage Backed Securities Index.

2.
The Registrant will include a statement responsive to the request to refer to non-investment grade as below-investment grade. The Registrant further notes that the registration statement includes a reference to below-investment grade MBS as being backed by so-called “sub-prime mortgages”.

3.
The Registrant has revised its summary and statutory prospectus disclosure to be consistent with comments raised in the August 2010 letter from Mr. Miller of the SEC to the Investment Company Institute. The revisions are consistent with language that has been reviewed by the Staff in connection with 485(a) filings made on behalf of other Federated funds, but modified to reflect the particular investment strategies of the Registrant. Please see Registrant’s filing on behalf of the Federated Total Return Bond Fund available at:

http://www.sec.gov/Archives/edgar/data/912763/000114420409050487/v161448_485apos.htm

4.
The disclosure regarding the Registrant’s “Names Rule Policy” in the statutory prospectus will also be included in the summary prospectus. Further, per your comment, the reference in that policy to “assets” has been changed to “net assets (plus any borrowings for investment purposes)”.

5.	The Registrant will take the Staff’s comments regarding credit agency risk into consideration in connection with future reviews of its credit risk disclosures.

6.
The Registrant acknowledges the Staff’s position in respect of the application of the concentration limitation to privately issued mortgage backed securities. The Fund’s exposure to these investments is lower than the applicable limit set forth in its fundamental investment limitation.

If you have any questions, please do not hesitate to contact me at (412) 288-6659.

Very truly yours,

/s/ Joseph W. Kulbacki
Joseph W. Kulbacki
Senior Paralegal